Sullivan & Worcester LLP	T 617 338 2800
One Post Office Square	F 617 338 2880
Boston, MA 02109	www.sandw.com

December 27, 2006

By Fax

H. Christopher Owings, Assistant Director

Anita Karu, Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Re:          American DG Energy Inc. – Form 10-SB

Dear Mr. Owings and Ms. Karu:

In our response to your comment letter of November 30, 2006 with respect to the above-captioned filing, we stated that we would provide you with supplemental information in response to the following comment:

Item 1. Description of Business, page 3

1.               We note your discussion of the distributed generation of electricity, your target markets and the advantages of your services. If the information is based upon reports, articles, or studies, please provide these documents to us appropriately marked and dated. If they were prepared especially for you and are not publicly available, please file a consent from the source.

Response: The market data is based both on published government reports, as well as on a study commissioned by the registrant from DE Solutions of Encinitas, California. A copy of the report is attached hereto, as well as some edits to the registration statement clarifying the source of the included data.  The commissioned report also cites the government studies just mentioned.  A consent of DE Solutions to the furnishing of this information on a supplemental basis to the Staff is also attached.

We hereby request that this supplemental information be returned to the registrant upon request.

The registrant understands that the registration statement will go effective automatically shortly.  The registrant does not intend to withdraw the registration statement and would like to resolve all remaining Staff comments as soon as possible.

Sincerely,

/s/ Edwin L. Miller, Jr.
Edwin L. Miller, Jr.
Direct line: 617 338 2447
emiller@sandw.com

December 26, 2006

Mr. Barry Sanders

President

American DG Energy

45 First Avenue

Waltham, MA 02451

Re. Market Opportunity for Combined Heat and Power

Per your request, this letter highlights my findings on the market for Combined Heat and Power (CHP) or Distributed Generation (DG) for commercial, institutional and industrial energy users up to 1 MW in average electrical demand. I have been active in the CHP industry for over 25 years and have extensive experience with market analysis, technology development, application feasibility studies, project development, engineering, construction and operation. A brief qualification statement for DE Solutions, Inc. and my resume are attached.

Natural gas CHP offers numerous benefits to adopters and to society:

•                  Achieves overall efficiencies from 70 – 85%, significantly reducing use of gas for power generation

•                  Mitigates greenhouse gas (GHG) emissions from fossil fueled power generation

•                  Provides businesses and institutions an option to curb energy costs and improve power reliability

•                  Eliminates T&D losses, eases grid congestion and lessens the need for new T&D

Of note, the Sierra Club recommends CHP as a preferred resource for the transition to a Clean Energy future, along with wind & solar(1). According to the Sierra Club, these preferred resources have the greatest potential to decrease GHG emissions, contribute to a stronger economy and reduce environmental damage.

There are several factors that collectively shape the prospective market for CHP:

•                  Electricity and natural gas prices – High electricity prices are important for good CHP economics. States which have a significant mix of natural gas fueled power generation typically have electricity prices that are conducive to CHP. Unlike electricity prices, gas prices are more homogeneous across the U.S. The lower the gas prices the better for CHP, but the use of CHP thermal energy to displace gas purchases moderates the impact of higher gas prices (like we’ve experienced the last several years) on CHP economics.

(1) 2006 Energy Resources Policy, Sierra Club, Adopted by the Sierra Club Board of Directors, September 16, 2006.

732 Val Sereno Drive • Encinitas, CA 92024 • Office (858) 832-1242 • Fax (858) 756-9891

kdavidson@de-solutions.com

•                  End user electric and thermal load profiles – Ample and coincident electricity and thermal demand at least 4,000 hours per year is vital to take advantage of CHP’s dual energy production and to sufficiently utilize the capital investment. Should there not be ample traditional heat loads (space heating, domestic hot water and process heating) to support CHP, absorption cooling can supplement the thermal load profile depending on the application. Representative applications that fit the 100 kW - 1 MW size class and have suitable energy profiles for CHP include hotels, nursing homes, small hospitals, health clubs, schools, and light industry.

•                  State policies and regulations toward CHP – State policies that eliminate discriminatory behavior by utilities against CHP and promote the use of clean and efficient demand-side resources such as energy efficiency measures and CHP, can have a profound beneficial effect on the market outlook.

The six States that are most conducive to the market development of CHP are California, New York, New Jersey, Massachusetts, Connecticut, and New Hampshire. These States have amply high electricity prices and proactive policy thrusts favorable toward CHP.

Two CHP market analysis reports sponsored by the Energy Information Administration in 2000 detailed the prospective CHP market in the commercial and institutional sectors(2) and in the industrial sectors(3). These data sets were used to estimate the CHP market potential in the 100 kW to 1 MW size range. The following commercial/institutional applications were considered: hotels, nursing homes, hospitals, schools, colleges and universities, correctional facilities, museums, and health clubs. Industrial sectors comprised food, paper, chemicals, plastics, fabricated metals, machinery and transportation. The findings are summarized below.

(2) The Market and Technical Potential for Combined Heat and Power in the Commercial/Institutional Sector; Prepared for the Energy Information Administration; Prepared by ONSITE SYCOM Energy Corporation; January 2000

(3) The Market and Technical Potential for Combined Heat and Power in the Industrial Sector; Prepared for the Energy Information Administration; Prepared by ONSITE SYCOM Energy Corporation; January 2000

CHP Market Potential

Six States: CA, CT, MA, NH, NJ, NY

100 kW - 1 MW Size Range

Commercial/Institutional Sectors

Sector	Potential
(MW)
Hotels	658
Nursing Homes	962
Hospitals	369
Schools	3,789
Colleges	133
Correctional Facilities	159
Museums	76
Helath clubs	1,078
Total Commercial & Institutional	7,224

Industrial Sectors

Sector	Potential
(MW)
Food	672
Paper	292
Chemicals	445
Plastics	693
Fab Metals	1,013
Machinery	1,197
Transportation	292
Misc	439
Total Industrial*	5,042

* The industrial sector total assumes that 25% of the U.S. light industrial sector (< 1 MW) is in the six State market

Using a CHP module size of 75 kW, multiple units can be installed as appropriate to fit larger applications up to 1 MW in size or larger. This equates to a total market potential of 163,000 CHP modules rated at 75 kW each. Using typical electricity cost of $0.12 per kWh and a gas rate of $1.00 per Therm, the revenue potential reaches $19 billion annually as summarized below.

Economic Potential

Module Size	75	kW
Market Size	163,000	Modules
Ave Elec Cost	$0.12	per kWh
Available Heat per unit	4.9	Therms
Heat Utilization Efficiency	80%
Hours of Operation	8,000	hrs per yr
Displaced Boiler Eff (HHV)	70%
Gas Cost	$1.00	per Therm
Annual Electricity Revenue	$11.7	Billion
Annual Thermal Revenue	$7.3	Billion

Sincerely,

Keith Davidson

President

3

Corporate Qualifications

DE Solutions, Inc. is a professional services company serving the needs of the distributed energy marketplace. DE Solutions services include application engineering, project management, market analyses, technology assessments, business and market strategy support, and technology deployment assistance. Our client base includes equipment suppliers, project developers, utilities, government agencies, research organizations and end users.

The capabilities of DE Solutions and its staff are grounded in actual project development and operations experience. Our broad experience base includes on-site generation and energy efficiency studies and designs, industrial processes, distributed generation technologies and market opportunities, electric industry deregulation issues and trends, environmental policy and permitting issues, and DG system design, implementation and operation. DE Solution staff has played key roles in the research, development, and commercialization of distributed energy technologies, and has experience with the application of these technologies in the field.

Keith Davidson’s resume follows:

Keith Davidson

Mr. Davidson is President of DE Solutions, Inc., a consulting and engineering firm serving the distributed energy markets. Mr. Davidson was formerly President of Energy Nexus Group and a senior vice president at Onsite Energy Corp., where he had regional responsibility for energy services and oversaw the consulting practice. Prior to Onsite, Mr. Davidson was a Director at the Gas Research Institute (GRI), where he led programs directed at electric power generation, cogeneration, gas cooling and industrial process improvements.

Mr. Davidson has more than 25 years of experience in energy and environmental technology development, product commercialization, and market development. Mr. Davidson was past president of the American Cogeneration Association and is the recipient of several industry honors, including the Association of Energy Engineers’ Cogeneration Professional of the Year, and the American Gas Association’s (AGA) Industrial and Commercial Hall of Flame. He served as Chairman of the National Association of Energy Service Companies (NAESCO) DG Committee. Currently he is active in the U.S. Combined Heat and Power Association (USCHPA), the California Alliance for Distributed Energy Resources (CADER), and the California Clean DG Coalition (CCDC).

Education
M.S., Mechanical Engineering, 1974, Stanford University
B.S., Mechanical Engineering, 1972, University of Missouri, Rolla

Employment History
President, DE Solutions, 2002 - present
President, Energy Nexus Group, 2001-2002
Senior Vice President, Onsite Energy Corporation, 1994-2001
Director, Gas Research Institute, 1980-1994
Project Manager, DOE/ERDA/AEC, 1972-1980

Summary of Relevant Work Experience

•                  Distributed Generation Project Design:   Conducted Feasibility Studies and Conceptual Designs on Distributed Generation (DG) projects to assess economic feasibility, optimize system size and operating strategy, specify major equipment, detail capital budgets, project energy savings, and assess risk. Fuel sources included natural gas, diesel, and waste treatment digester gas. Representative clients included: Caterpillar, International Paper, Masonite, Paramount Petroleum, City of Irvine, Sacramento County, and Hotel de Panama. 1996-2001

•                  Energy Efficiency Retrofits:   Directed numerous facility energy audits and energy efficiency retrofits. Scope included rate analysis, energy use profiling, energy efficiency retrofit design, financing, implementation, measurement, and verification. Clients included California State University, Fresno; City of San Jose; Fresno Bee; Parallel Products and CYDSA. 1995-2001

•                  Central Plant and CHP Feasibility and Design Studies for Federal Facilities:

Conducted CHP and central utility plant feasibility studies and preliminary designs for select California Federal sites. Central plant vs. distributed HVAC feasibility study was conducted for the Los Angeles Air Force Base as part of a major base refurbishment plan. Other Federal sites included Stanford Linear Accelerator, Naval Postgraduate School, and U. S. Postal service. Work was supported in part by the Federal Energy Management Program. 2001-2005

•                  Design, Construction, and Operation of Thomason General Hospital Central Utilities Plant: Provided steam, chilled water, and electricity to the then-existing hospital complex, a planned expansion, and a new state psychiatric center. The central plant consists of three natural gas engine generator sets totaling 2400 kW, exhaust heat recovery, 1,300 tons of gas engine chillers, 1,300 tons of absorption chillers, and supplemental boilers. 1995-2001 Conducted a feasibility study for a CHP system expansion and designed a standby power system upgrade to accommodate an expansion of the Hospital. 2004

•                  Distributed Generation Project Development: Extensive DG development experience for a San Diego based developer. Customer focus is medium-to-large (> 2MW) commercial, institutional and industrial customers in the Southwest U.S. Responsibilities included project feasibility, equipment selection, pricing, proposal preparation, and customer relations. 2002-2003

•                  Technology Development and Demonstration: Currently involved in two distributed generation technology development and demonstration initiatives. These projects are partially supported by the California Energy Commission and Southern California Gas Company. Led the development and commercialization of numerous energy related technologies while at the Gas Research Institute.

•                  Program Management: Extensive experience while at GRI with industry consortia Program Management, including planning, stakeholder coordination, implementation, and commercialization.

•                  Environmental Impact Analyses: Conducted environmental analysis of alternative power generating systems for the U.S. Department of Energy (DOE). Performed a comparative cost analysis of alternative gas turbine NOx control technologies over a range of sizes for DOE, including catalytic combustion, lean pre-mix, selective catalytic combustion, SCONOx, and water/steam injection (1999-2000). Assessed performance and cost trajectories of Clean DG technologies for The Energy Foundation. 2002 and updated the analysis for DOE in 2004

•                  Market Assessments and Business Analyses for Manufacturers and Developers:

Developed market assessments, commercialization strategies, business plans, and customer prospect lists for technology developers and product suppliers to the distributed energy markets. 1995 - 2005

•                  Product Commercialization: Developed and helped commercialize new natural gas technologies for the Commercial, Industrial and Power Generation sectors

•                  Policy and Regulatory Advocacy: Assists DG equipment suppliers with the development of legislation, regulation and policies favorable toward DG.

PART I

Item 1. Description of Business

General

American DG Energy Inc. (“American DG Energy”, the “company”, “ADGE” or “we”) distributes and operates on-site cogeneration systems that produce both electricity and heat. Our business is to own the equipment that we install at customers’ facilities and to sell the energy produced by these systems to the customers on a long-term contractual basis. We call this business the American DG Energy “On-Site Utility”.

We offer a range of cogeneration systems that are highly reliable and energy efficient. Our cogeneration systems produce electricity from an internal combustion engine driving a generator, while the heat from the engine and exhaust is recovered and typically used to produce heat and hot water for on-site processes. We also distribute and operate water chiller systems that operate in a similar manner, except that the engine’s power drives a large air-conditioning compressor while recovering heat for hot water. Cogeneration systems reduce the amount of electricity that the customer must purchase from the local utility and produce valuable heat and hot water for the site to use as required.

Distributed generation of electricity (“DG”) is an attractive option for reducing energy costs and increasing the reliability of available energy, DG has been successfully implemented in large industrial installations (>10 MW) where the market has been growing for several years, and is increasingly being accepted in smaller size units because of technology improvements increased energy costs and better DG economics. We believe that our target market (users of up to 1 MW) has been barely penetrated and that the reduced reliability of the utility grid, increasing cost pressures experienced by energy users, advances in new, low cost technologies and DG-favorable legislation and regulation at the state level will drive our near term growth and penetration into our target market. The company maintains a web site at www.americandg.com, but our website is not a part of this registration statement.

The company was incorporated as a Delaware corporation on July 24, 2001 to install, own, operate and maintain complete DG systems and other complementary systems at customer sites and sell electricity, hot water, heat and cooling energy under long-term contracts at prices guaranteed to the customer to be below conventional utility rules. American DG Energy has been operating as a subsidiary of American Distributed Generation Inc. since 2003, along with Tecogen Inc. In December 2005, the Board of Directors of American Distributed Generation Inc. decided to distribute to its shareholders all of the outstanding shares of Tecogen in the form of a stock dividend. American DG Energy merged with American Distributed Generation Inc. and the company then changed its name to American DG Energy Inc. As of September 30, 2006 we had installed 36 energy systems, representing approximately 2,150 kW (kilowatt), 220,000 MBtu’s (million British thermal units) of heat and hot water and 400 tons of cooling. Kilowatt (kW) is a measure of electricity generated, MBtu is a measure of heat generated and a ton is a measure of cooling generated.

We believe that our primary heat-term opportunity for DG energy and equipment sales is where commercial electricity rates exceed $0.12 per kWh, which is predominantly in the Northeast and California. These areas represent approximately 15 percent of the U.S commercial power market, with electricity revenues in excess of $20 billion per year (see Figure 1, on page 7). Attractive DG economics are currently attainable in applications that include hospitals, nursing homes, multi-tenant residential housing hotels, schools and colleges, recreational facilities, food processing plants, dairies and other light industrial facilities. Two Combined Heat and Power (“CHP”) market analysis reports sponsored by the Energy Information Administration in 2000 detailed the prospective CHP market in the commercial and institutional sectors(1) and in the industrial sectors(2). These data sets were used to estimate the CHP market potential in the 100 kW to 1 MW size range. These target market segments comprise over 163,000 sites totaling 12.2 million kW of prospective DG capacity. This is the equivalent of an $11.7 billion annual electricity market plus a $7.3 billion heat and hot water energy market, for a combined market potential of $19.0 billion.

(1)           The Market and Technical Potential for Combined Heat and Power in the Commercial/Institutional Sector; Prepared for the Energy Information Administration; Prepared by ONSITE SYCOM Energy Corporation; January 2000

(2)           The Market and Technical Potential for Combined Heat and Power in the Industrial Sector; Prepared for the Energy Information Administration; Prepared by ONSITE SYCOM Energy Corporation; January 2000

We believe that the largest number of potential DG users in the United Stated requires less than 1 MW of electric power and less than 1,200 tons of cooling capacity. We are able to design our systems to suit a particular customer’s needs because of our ability to place multiple units at a site. This approach is part of what allows our products and services to meet changing power and cooling demands throughout the day (also from season-to-season) and greatly improves efficiency through a customer’s high and low power requirements.

American DG purchases energy equipment from various suppliers. The primary type of equipment implemented is a natural gas-powered, reciprocating engine. As power sources that use alternative energy technologies mature to the point that they are both reliable and economical, we will consider employing them to supply energy for customers. We regularly asses the technical, economic, and reliability issues associated with systems that use solar, micro-turbine or fuel cell technologies generate power.

Background and Market

The delivery of energy services to commercial and residential customers in the United States has evolved over many decades into an inefficient and increasingly unreliable structure, Power for lighting, air conditioning, refrigeration, communications and computing demands comes almost exclusively from centralized power plants serving users through a complex grid of transmission and distribution lines and substations. Even with continuous improvements in central station generation and transmission technologies, today’s power industry is only about 33 percent efficient (Energy Information Administration, Voluntary Reporting of Greenhouse Gases, 2004, section 2, Reducing Emissions from Electric Power, Efficiency Projects, Definitions and Terminology, page 20.) meaning that it discharges to the environment roughly twice as much heat as the amount of electrical energy delivered to end-users. Since coal accounts for more than half of all electric power generation, these inefficiencies are a major contributor to rising atmospheric CO2 emissions. As countermeasures are sought to limit global warming, pressures against coal will favor the deployment of alterative energy technologies.

On-site boilers and furnaces burning either natural gas or petroleum distillate fuels produce most thermal energy for space heating and hot water services. This separation of thermal and electrical energy supply services has persisted despite a general recognition that the cogeneration of electricity and thermal energy services (a practice also known as combined heat and power, or CHP) can be significantly more energy efficient than central generation of electricity by itself.  Except in large-scale industrial applications (e.g., paper and chemical manufacturing), cogeneration has not attained general acceptance. This was due, in part, to the long-established monopoly-like structure of the regulated utility industry. Also, the technologies previously available for small on-site cogeneration systems were incapable of delivering the reliability, cost and environmental performance necessary to displace or even substantially modify the established power industry structure.

The competitive balance began to change with the passage of the Public Utility Regulatory Policy Act of 1978 (“PURPA”), a federal statute that has opened the door to gradual deregulation of the energy market by the individual states. 1979, the accident at Three Mile Island effectively halted the massive program of nuclear power plant construction that had been a centerpiece of the electric generating strategy among US utilities for two decades. Several factors caused utilities’ capital spending to fall drastically, including well publicized cost overruns at nuclear plants, an end to guaranteed financial returns on costly new facilities, and growing uncertainty over which power plant technologies to pursue. Recently, investors have become increasingly reluctant to support the risks of the long-term construction projects required for new conventional generating and distribution facilities.

Because of these factors, electricity reserve margins declined, and the reliability of service began to deteriorate, particularly in regions of high economic growth. Widespread acceptance of computing and communications technologies by consumers and commercial users has further increased the demand for electricity, while also creating new requirements for very high power quality and reliability.  At the same emissions. There are numerous opportunities for improving efficiency at existing power plants, but the efficiency gains, and hence reductions in fuel consumption and emissions, are limited by technology and tend to be marginal. For 2004, emission reductions reported for generation efficiency improvement projects totaled

Efficiency Projects: Definitions and Terminology

Generation Projects

It is neither theoretically nor practically possible to convert all the thermal or other energy produced in, or consumed by, a power plant into electrical energy or useful heat. In fact, much of the energy is lost rather than converted. Typically, U.S. steam-electric generating plants operate at efficiencies of about 33 percent, meaning that two-thirds of the thermal energy produced is lost. Some more advanced power plants have higher efficiencies, but even new combined-cycle plants (in which the waste heat from a gas turbine is recovered to produce steam to drive a turbine) typically have efficiencies of only 50 to 60 percent. Generation projects seek to improve power plant efficiencies either by reducing the amount of energy lost during the conversion process or by recovering the lost energy for subsequent application.

Efficiency Improvements. By increasing the efficiency of the generation process, efficiency improvement projects at fossil-fuel-fired power plants reduce the plants’ heat rate, defined as the amount of fossil energy (measured in Btu) needed to produce each kilowatthour of electricity. The result is a reduction in the amount of fuel that must be burned to meet generation requirements, and hence a reduction in carbon dioxide (and other greenhouse gas) emissions. Efficiency improvements at nonfossil (e.g., hydroelectric) power plants can also reduce greenhouse gas emissions. Emission reductions occur if the efficiency improvement leads to an increase in the amount of electricity generated by the affected plant, with a consequent reduction in the amount of electricity that must be generated by other (fossil fuel) plants to meet demand.

Cogeneration. Only a portion of the heat generated during the combustion of fossil fuels can be converted into electrical energy; the remainder is generally lost. Cogeneration involves the recovery of thermal energy for use in subsequent applications. Cogeneration facilities typically employ either topping or bottoming cycles. In a topping cycle, thermal energy is first used to produce electricity and then recovered for subsequent applications. Topping cycles are widely used in industry as well as at electric power plants that sell electricity and steam to customers. In a bottoming cycle, the thermal energy is first used to provide process heat, from which waste heat is subsequently recovered to generate electricity. Bottoming cycle applications are less common, usually associated with high-temperature industrial processes. Because cogeneration involves the recovery and use of thermal energy that would otherwise be wasted, it reduces the amount of fossil fuel that must be burned to meet electrical and thermal energy requirements, hence reducing greenhouse gas emissions.

Transmission and Distribution Projects

The purpose of the electricity transmission and distribution system is to deliver electrical energy from the power plant to the end user. Resistance to the flow of electrical current in cables, transformers, and other components of the transmission and distribution system causes a portion of the energy (typically about 7 percent) to be lost in the form of heat. Improving the efficiency of the various system components can decrease such line losses, reducing the amount of generation required to meet end-use demand and, thus, power plant fossil fuel consumption and greenhouse gas emissions.

High-Efficiency Transformers. Transformers, used to change the voltage between different segments of the transmission and distribution system, are a source of system losses. Transformer losses occur as a result of impedance to the flow of current in the transformer windings and because of hysteresis and eddy currents in the steel core of the transformer. When existing transformers are replaced with high-efficiency transformers (including improved silicon steel transformers and amorphous core transformers), losses are reduced.

Reconductoring. Like transformers, conductors (including feeders and transmission lines) are a source of transmission and distribution system losses. In general, the smaller the diameter of the conductor, the greater its resistance to the flow of electric current and the greater the consequent line losses due to heating. Reconductoring involves the replacement of existing conductors with larger diameter conductors or reduced resistance materials (i.e., superconductive materials), which not only reduces line losses but also allows for an increase in transmission capacity.

Distribution Voltage Upgrades. Line losses are dependent, in part, on the voltage at which the various segments of the transmission and distribution system operate. Upgrading the voltage of any segment can reduce line losses.

the sale of short-duration peak power to electric distribution utilities during periods when high demand charges apply.

The Distributed Generation Market Opportunity

We believe that our primary near-term opportunity for DG energy and equipment sales is where commercial electricity rates exceed $0.12 per kWh, which is predominantly in the Northeast and California. These areas represent approximately 15 percent of the U.S. commercial power market, with electricity revenues in excess of $20 billion per year (see Figure 1. or page 7). Attractive DG economics are currently attainable in applications that include hospitals, nursing homes, multi-tenant residential housing, hotels, schools and colleges, recreational facilities, food processing plants, dairies and other light industrial facilities. Two Combined Heat and Power (“CHP”) market analysis reports sponsored by the Energy Information Administration in 2000 detailed the prospective CHP market in the commercial and institutional sectors(1) and in the industrial sectors(2). These data sets were used to estimate the CHP market potential in the 100 kW to 1 MW size range. These target market segments comprise over 163,000 sites totaling 12.2 million kW of prospective DG capacity. This is the equivalent of an $11.7 billion annual electricity market plus a $7.3 billion heat and hot water energy market, for a combined market potential of $19.0 billion.

As shown in the graph below, there are substantial variations in the electric rates paid by commercial and institutional customers throughout the U.S. In high-cost regions, monthly payments for energy services supplied by on-site DG projects yield rapid paybacks (e.g. often 3-5 years) on an investment in our systems. An additional 15% of commercial sector electricity, representing annual revenues of $14 billion, is sold at rates between $0.085 and $0.12 per kWh as shown on the graph below. Although paybacks on DG projects would be less rapid in such regions, future rate increases are expected to improve DG economics.

Business Description

We provide a range of products and services in support of the growing market for on-site generation of electricity, heating and cooling at commercial, institutional and light industrial facilities.

(1)           The Market and Technical Potential for Combined Heat and Power in the Commercial/Institutional Sector; Prepared for the Energy Information Administration; Prepared by ONSITE SYCOM Energy Corporation; January 2000

(2)           The Market and Technical Potential for Combined Heat and Power in the Industrial Sector; Prepared for the Energy Information Administration; Prepared by ONSITE SYCOM Energy Corporation; January 2000